SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For July 2005
Commission File Number 0-28800
______________________
DRDGOLD Limited
45 Empire Road
Parktown
Johannesburg, South Africa, 2193
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F
       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes           No

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the
Registration Statement on Form F-3 (Registration No. 333-102800) and Registration
Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the
"Company") filed with the Securities and Exchange Commission on September 30, 2003
and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of July 2005, incorporated by reference herein:

Exhibit

99.1 Release dated July 28, 2005, entitled “CAUTIONARY ANNOUNCEMENT”
99.2 Release dated July 28, 2005, entitled “DRDGOLD AND KHUMO BATHONG
        HOLDINGS AGREE A FURTHER BEE TRANSACTION”
99.3 Release dated July 28, 2005, entitled “RE-OPENING OF BLYVOOR NO. 2 SUB-
SHAFT TO PROCEED AND EXPANSION OF SLIMES DAM PROJECT
FORWARD-LOOKING STATEMENTS

Some of the information in this press release may contain projections or other forward looking statements regarding future events or other financial performance, including forward-looking statements and information relating to us that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this release, the words "estimate", "project", "believe", anticipate", "intend", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a continuing strengthening of the Rand against the Dollar, regulatory developments adverse to us or difficulties in maintaining necessary licenses or other governmental approvals, changes in our competitive position, changes in business strategy, any major disruption in production at our key facilities or adverse changes in foreign exchange rates and various other factors.

These risks include, without limitation, those described in the section entitled "Risk Factors"
included in our annual report for the fiscal year ended June 30, 2004, which we filed with the
United States Securities and Exchange Commission on November 29, 2004 on Form 20-F, as
amended by the Form 20-F/A filed on April 29, 2005 and those detailed from time to time with the United States Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED

Date: July 28, 2005
By: / Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARBN: 086 277 616
NASDAQ trading symbol: DROOY
(“DRDGOLD” or “the company”)

CAUTIONARY ANNOUNCEMENT

DRDGOLD is pleased to announce that it has entered into a memorandum of understanding (“the
MOU”) with Khumo Bathong Holdings (Proprietary) Limited (“KBH”) in terms of which:
-
DRDGOLD will indirectly acquire KBH’s debt and equity interests in Crown Gold
Recoveries (Proprietary) Limited and East Rand Proprietary Mines Limited;
-
KBH will acquire 15% of DRDGOLD’s interest in all of its South African operations; and
-
DRDGOLD will grant an option to a KBH-led broad-based consortium to acquire an additional 11% shareholding in all of its South African operations (collectively, “the transactions”).

Dr MP Ncholo, Non-Executive Chairman of DRDGOLD, has an interest in KBH greater than
35% and, as a result, in terms of the Listings Requirements of the JSE Limited, the transactions will constitute small related party transactions. EY Corporate Finance (Proprietary) Limited has been appointed to act as the independent professional expert in relation to the transactions.

Full details of the transactions will be published in due course, including the opinion of the independent professional expert referred to above. Shareholders are therefore advised to exercise caution when dealing in the company’s securities until such announcement is made.

Johannesburg
28 July 2005

Corporate Adviser
QuestCo

Sponsor
Standard Bank

Independent Expert
E & Y Corporate Finance

Exhibit 99.2

DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
(“DRDGOLD” or “the company”)

DRDGOLD AND KHUMO BATHONG HOLDINGS AGREE A FURTHER BEE
TRANSACTION

DRDGOLD announced today that it had signed a Memorandum of Understanding (“the MOU”)
with black-owned Khumo Bathong Holdings (Proprietary) Limited (“KBH”) regarding the acquisition by KBH of a 15% stake in DRDGOLD’s South African operations (“the BEE transaction”).

DRDGOLD Chief Executive Officer Mark Wellesley Wood said the successful conclusion of the transaction would be “a logical step forward” from DRDGOLD’s historic Black Economic
Empowerment deal with KBH in February 2002, when KBH acquired a 60% stake in
DRDGOLD’s Crown Gold Recoveries (Proprietary) Limited (“CGR”).

Mr Wellesley-Wood said the transaction envisages the exchange of 45% of KBH’s 60% stake in
CGR and East Rand Proprietary Mines Limited (“ERPM”) for 15% of DRDGOLD’s wholly-
owned Blyvooruitzicht Gold Mining Company Limited. The effect would be the ownership by
KBH of 15% of all of DRDGOLD’s South African operations. DRDGOLD will facilitate the
BEE transaction through vendor financing.

KBH Chairman Dr Paseka Ncholo, who is also Non-Executive Chairman of DRDGOLD, said the
MOU included an option for KBH to lead a broad-based consortium in the acquisition of a further
11% in DRDGOLD’s South African operations.

The intention would be to bring DRDGOLD into full compliance with the ten-year, 26% black ownership requirement contained in the Broad-Based Socio-Economic Empowerment Charter for
the South African Mining Industry, Ncholo said.

“DRDGOLD in South Africa, with its substantial reserve and resource position, will pursue further brownfield gold mining opportunities in the country, applying a new, pared-back mining model well-suited to the mature profile of the industry, while continuing to fulfill its well established role with the international investing community as a highly leveraged option on the gold price,” Ncholo said.

Due to Ncholo’s directorship in DRDGOLD, the BEE transaction will be a related party transaction. It will therefore be subject to regulatory approvals and to confirmation by an appointed, independent expert that it is fair and reasonable to DRDGOLD shareholders.

In a move related to the overall restructuring of DRDGOLD’s South African interests, specifically to position CGR’s Crown surface and ERPM operations for growth, DRDGOLD has acquired from the Industrial Development Corporation all of its CGR and ERPM debt through the issue of 4 451 219 DRDGOLD shares.

Mark Wellesley-Wood       Dr Paseka Ncholo
Chief Executive Officer     Non-Executive Chairman
28 July 2005

INVESTOR INFORMATION

Directors - (*British)(**Australian)(***American)

Executives:
MM Wellesley-Wood (Chief Executive Officer)*
IL Murray (Chief Financial Officer)

Non-executives:
MP Ncholo (Non-Executive Chairman)
J Turk ***

Independent non-executives:
DJM Blackmur**; GC Campbell*; RP Hume

Group Company Secretary:
T Gwebu

INVESTOR RELATIONS
For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800, Fax: (+27-11) 482-4641,
e-mail: ilja.graulich@za.drdgold.com,
website: http://www.drdgold.com
45 Empire Road,
Parktown,
South Africa.

PO Box 390,
Maraisburg, 1700,
South Africa.

Exhibit 99.3
DRDGOLD Limited
(Formerly Durban Roodepoort Deep, Limited)
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
Share code: DRD
ISIN: ZAE000058723
ARB number: 086 277 616
(“DRDGOLD” or “the company”)

RE-OPENING OF BLYVOOR NO. 2 SUB-SHAFT TO PROCEED AND EXPANSION OF
SLIMES DAM PROJECT

INTRODUCTION

DRDGOLD announced today that two projects at its Blyvooruitzicht Gold Mining Company
Limited (“Blyvoor”), operations, namely:
-
the re-establishment of mining operations from the No. 2 Sub-shaft in two phases costing
R80.5 million; and
-
a R2.3 million expansion of the Slimes Dam Project,

will be presented to the DRDGOLD Board of Directors for approval when it meets on 24 August
2005.

RE-ESTABLISHMENT OF THE NO. 2 SUB-SHAFT

DRDGOLD Chief Operating Officer Mark Wellesley-Wood said there were “a number of compelling arguments” for proceeding with the No. 2 Sub-shaft Project, namely:
-
the available in-situ reserves totalling 1 819 096 tons at an average in-situ grade of 14.21 grams per ton (“g/t”), containing 804 270 ounces (25 016 kilograms) of gold;
-
the need for replacement reserve tonnage in the face of the steady decline in the No. 5
Shaft grade profile;
-
the “use it or lose it” imperative contained in the Mineral and Petroleum Resources
Development Act; and
-
Blyvoor’s proven ability to mine previously abandoned ore reserves.

In total, the No. 2 Sub-shaft project is expected to yield some 770 491 oz (24 772 kg) of gold from 2.4 million tons of ore with an average delivered grade of 8.16 grams per ton, restoring
Blyvoor’s life to 17 years, Wellesley-Wood said.

He warned, however, that the project – the first phase of which has been modelled at a gold price of R84 056 per kilogram – was cost-sensitive and could be jeopardised by excessive increases in major items such as wages, which account for 49% of total working costs.

The No 2 Main Shaft – previously known as Doornfontein No 2 Main Shaft – was decommissioned in 1993 by Goldfields of South Africa Limited and is not owned by Blyvoor.
The No 2 Sub-Shaft infrastructure and reserves are owned by Blyvoor, however, and are accessible from the mine’s No. 5 and No. 6 Shaft on both 15 and 33 levels.

Phase 1 of the project to re-establish mining, costing R23.1 million, has already begun and involves re-equipping 15 level from Nos 5 and 6 Shafts over distances of 6 500 metres and 4 900 metres respectively. Main Reef (MR) and Carbon Leader Reef (“CLR”) ore reserves accessed en route to the No 2 Sub-shaft will be mined from March 2006, covering the cost of the first phase.

The 15 level ore reserve blocks are estimated to contain a total of 197 484 tons – 103 598 tons on the CLR with an in-situ grade of 13.38 g/t (8.15 g/t recovered) and 93 886 tons of MR with an in-
situ grade of 7.04 g/t (4.52 g/t recovered). Total gold content is estimated at 39 470 oz (1 269 kg)
and revenue to be generated at R109.2 million.

In phase 2, scheduled to begin in March 2006, the sub-shaft, winders, ropes and conveyances will be repaired and refurbished, and mine levels 17 to 31 equipped at a cost of R53.6 million. Mining on 17 level is expected to start in March 2007 and to continue until September 2009 on levels 19 to 31.

SLIMES DAM PROJECT EXPANSION

The Slimes Dam Project expansion – scheduled for completion by the end of the September 2005 quarter, involves the installation of an additional pump and wider gauge pipes on the residue pipeline from the plant in order to ease congestion and further improve plant efficiency, together with the implementation of a number of in-plant process upgrades to ease maintenance demands.

A 15% increase in volume, to approximately 300 000 tons per month, a 12% increase on gold production to 230 oz (7.4 kg) a month, a slight reduction in operating costs to R12.50 per ton, and an additional contribution of R450 000 a month are expected. The capital cost of the expansion was minimized by acquiring pipes, pumps and valves second-hand from AngloGold Ashanti’s
Ergo surface reclamation operation which closed earlier in the year.

Johannesburg
28 July 2005
Queries:

South Africa
Investor and Media Relations
Ilja Graulich, DRDGOLD
+27 11 381 7826 (office)
+27 83 604 0820 (mobile)

James Duncan, Russell & Associates
+27 11 880 3924 (office)
+27 82 892 8052 (mobile)

North America
Investor and Media Relations
Barbara Cano, Breakstone & Ruth International
+1 646 452 2334 (office)

Australasia
Investor and Media Relations
Paul Downie, Porter Novelli
+61 893 861 233 (office)
+61 414 947 129 (mobile)

United Kingdom/Europe
Investor and Media Relations
Phil Dexter, St James's Corporate Services
+44 20 7499 3916 (office)
+44 779 863 4398

DRDGOLD is an intermediate unhedged gold producer with mines in South Africa as well as Australasia. The company’s production profile is split equally between its highly leveraged SA operations and its low cost, cash generative offshore mines.

DRDGOLD has primary listings on the Johannesburg (JSE:DRD) and Australian
(ASX:DRD) stock exchanges and secondary listings on NASDAQ (DROOY), the
London and Port Moresby stock exchanges and the Paris and Brussels Bourses. Its shares are also traded on the regulated unofficial market of the Frankfurt Stock Exchange and the Berlin OTC Market.

For more information, please visit
www.drdgold.com